Exhibit-8.1

List of significant subsidiaries of ReNew Global Energy Plc as of March 31, 2025

Sl. No.	Name	Jurisdiction of incorporation
1.	ReNew Private Limited (“RPL”) (Formerly known as ReNew Power Private Limited)	India
2.	ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	India
3.	ReNew Photovoltaics Private limited (Earlier known as ReNew Saksham Urja Pvt Ltd)	India
4.	RenServ Global Private Limited (Formerly known as ReNew Services Private Limited)	India
5.	Renew Surya Ojas Private Limited	India
6.	Renew Surya Roshni Private limited	India
7.	India Clean Energy Holdings	Mauritius
8.	Diamond II Limited	Mauritius